UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE




                                                                 May 20, 2020

  Via E-Mail
  Sarah K. Morgan, Esq.
  Vinson & Elkins L.L.P.
  1001 Fannin Street, Suite 2500
  Houston, TX 77002

           Re:     Spark Energy, Inc.
                   Schedule TO-I
                   Filed May 11, 2020
                   SEC File No. 005-88272

  Dear Ms. Morgan:

           We have reviewed your filing and have the following comments.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Offer to Purchase

  Cover Page

  1. Please revise your disclosure relating to the return of unpurchased securities to state that such securities will be returned promptly. See Rule 14e-1(c).

  Forward-Looking Statements, page i

  2. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of
           the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-
           looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities
           Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at
           www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's
           Manual of Publicly Available Telephone Interpretations. Please delete the reference or
 Sarah K. Morgan, Esq.
Vinson & Elkins L.L.P.
May 20, 2020
Page 2

       clarify that it is not applicable to the tender offer.

Conditions of the Tender Offer, page 11

3. Refer to the disclosure in the first paragraph and in the penultimate paragraph in this section. We believe a tender offer may be conditioned on a variety of events and circumstances, provided they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. In the paragraphs we cite, you reserve the right to terminate the offer even where a listed offer condition is triggered "...regardless of the circumstances giving rise..." therefor. This may be interpreted as including conditions triggered by your own action or inaction.
       Please revise this language to comply with our position.

4. Please refer to condition 3(iv) and to our position described above. The condition is not drafted in a way that allows for an objective determination and appears to renders the offer as illusory. Please revise.

5. Refer to condition 6. Please revise it to disclose whether you are aware of any such approval, permit, etc.

6. We note that the condition in the eighth bullet point on page v is not included in this section. We believe that the condition as drafted may render the offer illusory because it does not include any limitation as to materiality and may not allow for objective verification. If such condition is a condition to the tender offer, please revise it.

7. We note the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding on both points in your response letter.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.
 Sarah K. Morgan, Esq.
Vinson & Elkins L.L.P.
May 20, 2020
Page 3

                         Sincerely,

                         /s/Daniel F. Duchovny
                         Daniel F. Duchovny
                         Special Counsel
                         Office of Mergers & Acquisitions